Eldorado Gold Corporation
920 Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

TSX: ELD

Tel: 604.687.4018
Fax: 604.687.4026
E-mail: info@eldoradogold.com

eldoradogold

02055767

October 24, 2002

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 06 2002
WASH. D.C. 180

12g3-2(b)#82-3578

Securities & Exchange Commission
Office of International Corp. Finance
450 Fifth Street NW
Washington, DC 20549
USA

Dear Sir:

Re: Eldorado Gold Corporation ("the Company")
12g3-2(b)#82-3578

Further to the Company's exemption 12g3-2(b)#82-3578, we enclose a copy of the completed Securities and Exchange Commission Form 6-K and the following documents filed with the regulatory agencies in Canada.

1. News Release – October 24, 2002
2. Unaudited 3rd Quarter 2002 Financial Statements
3. Material Change Report – October 24, 2002

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

I trust you will find this filing in order.

Yours truly

ELDORADO GOLD CORPORATION

Dawn Moss
Corporate Secretary

encl.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 135c of the Securities Act of 1933

ELDORADO GOLD CORPORATION

CANADIAN BUSINESS CORPORATIONS ACT

920 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ... **X** .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with **Rule 12g3-2b: 82-3578**

- *Enclosed is the Company's disclosure materials dated October 24, 2002.*
- *These materials were filed with the appropriate regulatory authorities in Canada.*

SIGNATURES

Pursuant to the requirements of the Rule 135c of the Securities Act of 1933, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

By

Dawn Moss
Corporate Secretary

Date: October 24, 2002

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of risk factors and information associated with the Company's business contained in the Company's Prospectus date February 20, 2001 filed with the securities regulatory authorities.

eldoradogold

NEWS RELEASE

ELD No. 02-16
October 24, 2002

THIRD QUARTER 2002 FINANCIAL RESULTS
NET INCOME $ 2.0 M ($0.01 PER SHARE)
(all figures in United States dollars unless otherwise indicated)

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSX: "ELD"), is pleased to announce the Company's Unaudited Third Quarter 2002 Financial Results.

Highlights

- Profitability continues: 3Q Net Income $2.0 M (Nine months Net Income $4.2 M)
- Kisladag feasibility awarded to Hatch is scheduled for March 2003 completion
- Hedging reduced to 10,972 ounces, remainder to be liquidated by year end

Financial Results

The Company today reported its Third Quarter 2002 Unaudited Financial Results, with net earnings for the quarter amounting to a profit of $2.0 M ($0.01 per share) and nine months of $4.2 M ($0.03 per share) compared to a loss of $1.0 M ($0.01 per share) and a nine month loss of $3.3 M ($0.03 per share) in 2001. Third quarter 2002 gold revenues were $9.7 M with nine month gold revenues of $24.9 M compared to $8.0 M and nine months of $26.1 M in 2001. Cash flow for the third quarter from operating activities was $4.4 M with nine months of $6.1 M compared to $4.5 M and nine months of $9.0 M in 2001. The Company realized a gold price of $307/oz. in the third quarter compared to $296/oz. in the third quarter of 2001 resulting in a contribution margin (the difference between gold revenues and total cash costs) of $118/oz. or $3.4 M. This compares to a contribution margin of $85 /oz. or $2.1 M in the third quarter of 2001.

Financial Position

The Company further strengthened the balance sheet in the third quarter. Principal payments of $0.6 M in the quarter reduced the Company's outstanding bank debt to $2.2 M. The Company is currently delivering into the remaining hedge book which at the end of the quarter was 10,972 ounces. The gold hedge position will be liquidated in the fourth quarter.


Bank Debt/Cash
Bank Debt
Cash
(US$ 000)
30,000
25,000
20,000
15,000
10,000
5,000
0
4thQ 2000
4thQ 2001
1stQ 2002
2ndQ 2002
3rdQ 2002
3rdQ 2002

São Bento

Gold production in the third quarter increased to 28,469 ounces compared with 27,702 ounces in the 2nd quarter 2002. This level of production reflects the mine returning to its normal level of production. Total cash costs for the quarter and year to date are at $189/oz. The Company forecasts production and cash costs for the year of approximately 105,000 ounces and $185/oz. respectively.


São Bento Total Cash Cost
Forecast
Total Cash Costs
$/oz.
250
200
150
100
50
0
2000
2001
1stQ 2002
2ndQ 2002
3rdQ 2002
2002

Drilling at São Bento continues from an underground platform on the 23rd Level designed to both upgrade and extend the mine's resource base. At the Brumal project, located 5 kilometers from the São Bento operation, drilling continues and an update will be provided toward the end of the fourth quarter.

Kisladag

A total of 4,600 meters of infill reverse circulation drilling was completed on the property during the quarter. The results will be used to update the resource and reserve statement for the Kisladag Feasibility Study. Metallurgical test work to provide process design parameters for the Feasibility Study is ongoing and the Environmental Impact Assessment Study is also in progress. Project development continues to be on schedule with the Feasibility Study awarded to Hatch Associates Ltd. The Feasibility Study is expected to be completed in the first quarter of 2003.

Corporate Developments

The Company is in the process of submitting a 40F Registration to the United States Securities and Exchange Commission. Subsequent to the filing we plan to begin the process of application for a listing on the American Stock Exchange.

The Company announces the appointment of Nancy E. Woo, Manager, Investor Relations. Nancy is an investor relations professional who brings to our team working knowledge of North American public markets and experience working with an exploration company listed on the Toronto Stock Exchange. Nancy is a graduate of the University of British Columbia and The American University, Washington, DC and currently serves on the Board of the Canadian Investor Relations Institute ("CIRI") and on the CIRI BC Chapter Board.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated May 10, 2002 and AIF dated May 17, 2002.

The Toronto Stock Exchange has neither approved nor disapproved the form or content of this release. This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request

Investor Relations Contact:
Earl Price or Nancy Woo
Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026**

Eldorado Gold Corporation
Suite 920 – 1055 West Hastings Street
Vancouver, British Columbia, Canada V6E 2E9
E-mail: info@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First Quarter 2002	Second Quarter 2002	**Third Quarter 2002**	Third Quarter 2001	**First Nine Months 2002**	First Nine Months 2001
Gold Production						
Ounces	16,963	27,702	**28,469**	25,101	**73,134**	79,841
Cash Operating Cost ($/oz)	166	195	**185**	206	**184**	222
Total Cash Cost ($/oz)[1]	171	201	**189**	211	**189**	228
Total Production Cost ($/oz)[2]	310	296	**259**	300	**285**	311
Realized Price ($/oz)[3]	292	304	**307**	296	**302**	299
São Bento Mine, Brazil						
Ounces	16,963	27,702	**28,469**	25,101	**73,134**	79,841
Tonnes to Mill	89,342	96,519	**100,185**	101,750	**286,046**	323,109
Grade (grams / tonne)	9.85	9.23	**8.87**	9.16	**9.30**	9.26
Cash Operating Cost ($/oz)	166	195	**185**	206	**184**	222
Total Cash Cost ($/oz)[1]	171	201	**189**	211	**189**	228
Total Production Cost ($/oz)[2]	310	296	**259**	300	**285**	311

1 Cash Operating Costs plus royalties and the cost of off-site administration.
2 Total Cash Cost plus depreciation, amortization and reclamation.
3 Excludes amortization of deferred gain.

Eldorado Gold Corporation
Consolidated Balance Sheets
Expressed in thousands of U.S. dollars

	September 2002 (unaudited)	September 2001 (unaudited)	December 31 2001 (audited)
ASSETS			
Current Assets			
Cash	$ 9,078	$ 3,826	$ 4,752
Restricted cash	1,011	400	475
Accounts receivable	3,317	3,483	3,747
Inventories	5,619	5,019	5,069
	19,025	12,728	14,043
Mine property, plant and equipment	63,183	67,667	66,495
Mineral properties and deferred development	32,184	30,425	30,673
Investments and advances	122	241	122
Other assets and deferred charges	878	1,998	1,961
	$ 115,392	$ 113,059	$ 113,294
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	$ 7,442	$ 8,117	$ 11,769
Current portion of long term debt	2,200	6,316	6,243
	9,642	14,433	18,012
Provision for reclamation costs	3,467	3,467	3,467
Deferred gain	2,743	6,200	5,621
Future income taxes	188	172	178
Convertible debentures	6,758	8,438	8,482
Long term debt	-	10,602	9,103
	22,798	43,312	44,863
SHAREHOLDERS' EQUITY			
Share capital (Note 4)	336,633	316,401	316,406
Equity portion of convertible debentures	1,094	1,400	1,400
Deficit	(245,133)	(248,054)	(249,375)
	92,594	69,747	68,431
	$ 115,392	$ 113,059	$ 113,294

Approved by the Board

"Paul N. Wright"

Director

Approved by the Board

"Hugh C. Morris"

Director

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

Expressed in thousands of U.S. dollars except per share amounts

	Three months Ended September 30 2002 (unaudited)	Three months Ended September 30 2001 (unaudited)	Nine months ended September 30 2002 (unaudited)	Nine months ended September 30 2001 (unaudited)
Revenue				
Gold sales	$ 9,666	$ 7,994	$ 24,881	$ 26,138
Interest and other income	2,198	54	5,334	643
	11,864	8,048	30,215	26,781
Expenses				
Operating costs	5,385	5,306	13,851	18,185
Depletion, depreciation and amortization	2,432	2,262	7,315	6,726
General and administrative	827	851	2,230	2,336
Exploration expense	174	64	901	429
Interest and financing costs	237	538	947	2,189
Gain on conversion of convertible debenture	-	-	(463)	-
Foreign exchange loss	150	(62)	237	58
	9,205	8,959	25,018	29,923
Profit (loss) before the undernoted items	2,659	(911)	5,197	(3,142)
Writedown of mine property, plant and equipment	(363)	-	(363)	-
Gain (loss) on disposals of mine property, plant and equipment	4	(29)	(192)	60
Profit (loss) before income taxes	2,300	(940)	4,642	(3,082)
Taxes				
Current	(341)	(98)	(400)	(17)
Future	-	-	-	(203)
Net income (loss) for the period	$ 1,959	$ (1,038)	$ 4,242	$ (3,302)
Deficit at the beginning of the period	(247,092)	(247,016)	(249,375)	(244,752)
Deficit at end of the period	$ (245,133)	$ (248,054)	$ (245,133)	$ (248,054)
Weighted average number of shares outstanding	172,294,114	102,285,772	137,403,755	98,877,280
Basic - Income (loss) per share - U.S.$	$ 0.01	$ (0.01)	$ 0.03	$ (0.03)
Basic - Income (loss) per share - CDN.$	$ 0.02	$ (0.02)	$ 0.04	$ (0.05)
Diluted - Income (loss) per share - U.S.$	$ 0.01	$ (0.01)	$ 0.02	$ (0.03)

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
Expressed in thousands of U.S. dollars

	Three months Ended September 30 2002 (unaudited)	Three months Ended September 30 2001 (unaudited)	Nine months ended September 30 2002 (unaudited)	Nine months ended September 30 2001 (unaudited)
Cash flows from operating activities				
Net Income (loss) for the period	$ 1,959	$ (1,038)	$ 4,242	$ (3,302)
Items not affecting cash				
Depletion, depreciation and amortization	2,432	2,262	7,315	6,726
Writedown of property, plant and equipment	363	-	363	-
Future income taxes	-	-	-	203
Gain (loss) on disposals of mine property, plant and equipment	(4)	29	192	(60)
Interest and financing costs	39	45	139	135
Gain on conversion of convertible debenture	-	-	(463)	-
Amortization of hedging gain	(927)	(555)	(2,764)	(2,212)
Amortization of financing fees	9	-	59	193
Foreign exchange loss	1,450	429	1,940	515
	5,321	1,172	11,023	2,198
Decrease (increase) in accounts receivable	1,049	275	430	1,461
Decrease (increase) in inventories	283	(372)	(550)	(350)
Increase (decrease) in accounts payable and accrued liabilities	(2,236)	1,315	(4,827)	1,564
Liquidation of hedges	-	2,090	-	4,090
	4,417	4,480	6,076	8,963
Cash flow from investing activities				
Mine property, plant and equipment	(1,095)	(815)	(4,059)	(3,580)
Proceeds from disposals of mine property, plant and equipment	-	-	50	215
Mineral properties and deferred development	(756)	(298)	(1,511)	(983)
Investments and advances	-	21	-	36
Restricted cash	(3)	(400)	(536)	6,653
	(1,854)	(1,492)	(6,056)	2,341
Cash flow from financing activities				
Repayment of long/short term debt	(850)	(944)	(12,204)	(9,089)
Issue of common shares:				
Voting - for cash	555	28	18,553	34
Other assets and deferred charges	-	(86)	(114)	(171)
	(295)	(1,002)	6,235	(9,226)
Foreign exchange (loss) gain on cash held in foreign currency	(1,456)	(450)	(1,929)	(552)
Net Increase (decrease) in cash and cash equivalents	812	1,536	4,326	1,526
Cash and cash equivalents at beginning of the period	8,266	2,290	4,752	2,300
Cash and cash equivalents at end of the period	$ 9,078	$ 3,826	$ 9,078	$ 3,826
Supplemental cash flow information - (Note 6)				
Interest paid	$ 69	$ 162	$ 624	$ 1,260
Income tax paid	$ 245	$ 62	$ 304	$ 188

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except for per share and per ounce amounts.

1. Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and exploration activities are carried on in Brazil and Turkey.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2. Significant Accounting Policies

Basis of presentation

These interim financial statements do not include all of the financial notes required in annual audited statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

Earnings (loss) per share

Earnings (loss) per share amounts are calculated using the weighted average number of shares outstanding during the nine months ended of 137,403,755 (Nine months 2001 – 98,877,280).

3. Hedging Commitments

Gold hedging

At September 30, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts

	2002
Forward gold sales contracts (ounces)	10,972
Average price ($/oz.)	306

The positions held by Eldorado are in the form of spot deferred contracts of 10,972 ounces to be delivered at a rate of 5,000 ounces per month, at a price of $306.30

The mark to market value of the Company's hedge position at September 30, 2002 was negative $200 at a spot price of $322.00 per ounce using a contango rate of 1.65%.

4. Share Capital

Effective January 1, 2002, the Company adopted the new standard for accounting for Stock based Compensation.

As at September 30, 2002, the Company has a share option plan as described below. No compensation expense is recognized in the consolidated statements of operations and deficit for this plan when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Stock option plan

The Company established a share purchase option plan ('the Plan") in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the options is granted. Vesting and terms are at the discretion of the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except for per share and per ounce amounts.

4. Share Capital (continued)

A summary of the Company's options at September 30,2002 and the changes for the period ending on that date is presented below:

	Nine month ended September 30, 2002	
	Shares	**Weighted average exercise price**
Outstanding at the beginning of the period	4,479,500	0.51
Granted	1,742,500	0.74
Exercised	(905,000)	1.15
Expired/Cancelled	(584,500)	0.81
Outstanding at the end of the period	4,732,500	0.56
Options exercisable at period end	4,672,500	0.55

The following table summarizes information about options granted during the period ended September 30, 2002.

Shares	**Weighted average exercise price**	**Weighted average fair value**
1,432,500	0.71	0.34
115,000	0.70	0.34
90,000	1.32	0.36
90,000	1.32	0.72

The following table summarizes information about share options outstanding as at September 30, 2002.

Stock Options

Range Of Exercise Price ($)	Number Outstanding At September 30, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)
0.80 to 9.40	242,500	0.20	1.34
0.40 to 1.00	500,000	0.25	0.46
0.50 to 0.65	821,500	1.21	0.54
0.70 to 0.80	110,000	2.74	0.71
0.24 to 0.51	1,521,000	3.88	0.29
0.70 to 1.32	1,537,500	4.30	0.76
0.24 to 9.40	4,732,500	2.94	0.56

Warrants

Conversion Price ($)	Number Outstanding At September 30, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted Average Conversion Price ($)
0.80	6,220,459	0.39	0.80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except for per share and per ounce amounts.

4. Share Capital (continued

Had the company determined compensation costs on this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock–based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

			U.S.$		CDN.$
Net income (loss) for the period	As reported	$	4,242	$	6,662
	Pro Forma	$	3,870	$	6,078
Basic and diluted earnings per share	As reported	$	0.03	$	0.05
	Pro Forma	$	0.03	$	0.05

The pro forma amounts presented above, do not include the effect of share options granted before January 1, 2002.

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate	ranging from 4.18% to 4.3%
b) expected life	5 years
c) expected volatility	50%
d) expected dividends	nil

5. Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2002 and 2001 Eldorado had one producing mine, São Bento, with mining and exploration assets located in South America and Turkey.

	Three months ended September 30 2002 (unaudited)	Three months ended September 30 2001 (Restated) (unaudited)	Nine months ended September 30 2002 (unaudited)	Nine months ended September 30 2001 (Restated) (unaudited)
Gold sales				
São Bento Mine	$ 9,666	$ 7,994	$ 24,881	$ 26,138
	9,666	**7,994**	**24,881**	**26,138**
Operating costs				
São Bento Mine	5,385	5,306	13,851	18,185
	5,385	**5,306**	**13,851**	**18,185**
Depletion, depreciation and amortization				
São Bento Mine	2,262	2,104	6,786	6,311
	2,262	**2,104**	**6,786**	**6,311**
Corporate expenses, net of interest and other income	814	(1,431)	1,854	(4,355)
Exploration expense	(174)	(64)	(901)	(429)
Writedown of property, plant and equipment	(363)	-	(363)	-
Gain (loss) disposals mine property, and equipment	4	(29)	(192)	60
Profit (loss) before income taxes	**2,300**	**(940)**	**4,642**	**(3,082)**
Taxes				
Current	(341)	(98)	(400)	(17)
Future	-	-	-	(203)
Net income (loss) for the period	**$ 1,959**	**$ (1,038)**	**$ 4,242**	**$ (3,302)**

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except for per share and per ounce amounts.

5. **Segmented Information (continued)**

	Three months ended				Nine months ended			
		September 30 2002 (unaudited)		September 30 2001 (Restated) (unaudited)		September 30 2002 (unaudited)		September 30 2001 (Restated) (unaudited)
Revenues by geographic area								
North America	$	26	$	16	$	137	$	190
South America		11,838		8,030		30,078		26,588
Turkey		-		2		-		3
Australia		-		-		-		-
	$	11,864	$	8,048	$	30,215	$	26,781
Net income (loss) by geographic area								
North America	$	(1,224)	$	(1,328)	$	(2,641)	$	(4,413)
South America		3,285		364		7,272		1,374
Turkey		(108)		(21)		(368)		(223)
Australia		6		(53)		(21)		(40)
	$	1,959	$	(1,038)	$	4,242	$	(3,302)

	Nine months ended					
		September 30 2002 (unaudited)		September 30 2001 (Restated) (unaudited)		December 31 2001 (Restated) (audited)
Segment assets						
São Bento Mine	$	76,248	$	78,135	$	78,855
Total assets for reportable segments		76,248		78,135		78,855
Mineral properties and deferred development		32,184		30,425		30,673
Other		6,960		4,499		3,766
	$	115,392	$	113,059	$	113,294
Assets by geographic area						
North America	$	6,126	$	3,974	$	3,324
South America		76,359		78,321		79,011
Turkey		32,902		30,762		30,959
Australia		5		2		-
	$	115,392	$	113,059	$	113,294

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except for per share and per ounce amounts.

6. Supplementary Cash Flow Information

	Nine months ended September 30, 2002 (unaudited)	Nine months ended September 30, 2001 Restated (unaudited)
Financing activities		
Long term debt backend fees accrual	$ (135)	$ (493)
Increase in long term debt	135	493
Interest accrual on convertible debentures	139	135
Convertible debentures	1,724	(135)
Gain on conversion of convertible debenture	(463)	-
Shares issued for convertible debenture	(1,706)	-
Equity portion of convertible debenture	306	-
	$ -	$ -

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts

Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Eldorado Gold Corporation (the "Company" or "Eldorado") should be read in conjunction with the unaudited consolidated financial statements and the notes. The Company prepares and files its interim consolidated financial statements and MD&A in United States dollars ("US$") and in accordance with Canadian generally accepted accounting principles ('GAAP").

Third Quarter 2002 Financial Performance

Eldorado's unaudited net income for the third quarter of 2002 was a profit of $1,959 or $0.01 per share compared to a loss of $1,038 or ($0.01) per share in the third quarter of 2001. Revenues were higher in the third quarter of 2002 as gold production of 28,469 ounces exceeded gold production of 25,101 ounces in the third quarter of 2001. Realized gold price of $307 in third quarter of 2002 exceeded the previously comparable quarter of 2001 of $296. Other income for the quarter was higher than the third quarter of 2001 as $2,065 of autoclave repair insurance contingency was released from the balance sheet as the repair project was completed under budget and the balance of $133 was interest and other income from other source.

The Company's unaudited net income for the first nine months of 2002 was a profit of $4,242 or $0.03 per share compared to a loss of $3,302 or ($0.03) per share in the first nine months of 2001. The Company ended the third quarter 2002 with unrestricted cash of $9,078 compared to $4,752 as at December 31, 2001. Total debt was reduced from $15,346 as at December 31, 2001 to $2,200 excluding fees of $1,059 in the nine month period ended September 30, 2002 which has been included in the current liabilities. *Cash flow from operations after working capital changes for the nine months ending September 30, 2002 was $6,076 compared with* cash generation of $8,963 for the nine months ending September 30, 2001.

Thousands of U.S. dollars except share amounts

	3rd Quarter 2002		3rd Quarter 2001		Nine months 2002		Nine months 2001	
Gold Revenue	$	9,666	$	7,994	$	24,881	$	26,138
Net Income (loss)	$	1,959	$	(1,038)	$	4,242	$	(3,302)
Net Income per share (loss)	$	0.01	$	(0.01)	$	0.03	$	(0.03)
Cash Flow from operations	$	4,417	$	4,480	$	6,076	$	8,963

Decreased revenues in the nine months of 2002 compared with the same period in 2001 occurred as a result of reduced production due to the December 10, 2001 shutdown of the #2 autoclave at Sao Bento for major repairs. Repairs were completed and the autoclave was restarted on March 23, 2002 and is operating at full capacity. The average realized price of gold per ounce in the nine month period of 2002 was $302 per ounce compared to $299 in the same nine month period of 2001.

Other income of $5,334 an increase of $4,691 over the first nine months of 2001, a result of recording $1,118 of cash received from the autoclave business interruption insurance claim and $3,965 in autoclave repair insurance claim during the nine months ended September 30, 2002 and the balance of $251 from interest and other income.

Production São Bento Mine

	2002 3rd Quarter	2001 3rd Quarter	2002 Nine Months	2001 Nine Months
Gold Production				
Ounces	28,469	25,101	73,134	79,841
Cash Operating Cost ($/oz)	185	206	184	222
Total Cash Cost ($/oz)	189	211	189	228
Total Production Cost ($/oz)	259	300	285	311
Realized Price	307	296	302	299
São Bento Mine, Brazil				
Ounces	28,469	25,101	73,134	79,841
Ore tonnes	100,185	101,750	286,046	323,109
Grade (grams/tonne)	8.87	9.16	9.30	9.26
Cash Operating Cost ($/oz)	185	206	184	222
Total Cash Cost ($/oz)	189	211	189	228
Total Production Cost ($/oz)	259	300	285	311

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts

Gold production in the third quarter of 2002 for the São Bento mine was 28,469 ounces (Y-T-D 73,134 ounces). This compares to third quarter 2001 gold production at São Bento of 25,101 ounces (79,841 ounces for the first nine months of 2001). The mine has returned to its normal levels of production after the completion of the repair at the #2 autoclave and elimination of power restrictions in the first quarter of 2002.

In the third quarter of 2002 the São Bento mine produced 100,185 tonnes of ore at a grade of 8.87 grams per tonne (Y-T-D 286,046 tonnes at 9.30 g/t). This compares to 101,750 tonnes of production in the third quarter of 2001 at a grade of 9.16 grams per tonne (323,109 tonnes at 9.26 g/t for the first nine months of 2001). At the end of the third quarter of 2002 the mine had approximately 27,000 tonnes of ore in above ground inventory. The additional ore inventory is reflected as an increase in inventory on the balance sheet in the amount of $1,239.

Third quarter 2002 total cash costs at São Bento were $189 per ounce compared to $211 per ounce in 2001 (Y-T-D $189 per ounce vs. $228 per ounce in the first nine months of 2001). The total cash costs for the third quarter of 2002 include $13 per ounce increase in costs a result of decrease in ore inventory at the mine site. The decrease in ore inventory in the third quarter is the result of operating the processing plant at full capacity. The majority of the remaining ore stockpile will be processed over the remainder of 2002 to assure maximum production from the autoclaves.

Consolidated Gold Production Cost per Ounce

	3rd Quarter 2002	3rd Quarter 2001	9 Months 2002	9 Months 2001
Direct mining expenses	$ 168	$ 177	$ 197	$ 189
Currency hedging	-	36	-	32
Inventory change	13	(15)	(4)	(5)
Third party smelting, refining and transportation	3	5	3	5
Vancouver Costs	1	3	2	1
By-product credits	-	-	-	-
Business Interruption credit	-	-	(14)	-
Cash operating cost per ounce	$ 185	$ 206	$ 184	$ 222
Royalties and Production taxes	4	5	5	6
Total cash costs per ounce	$ 189	$ 211	$ 189	$ 228
Depreciation/Depletion	79	84	93	78
Exchange (Gain)/ Loss	(9)	5	3	5
Reclamation and mine closure	-	-	-	-
Total production costs per ounce	$ 259	$ 300	$ 285	$ 311

Financial Condition and Liquidity

Cash from operations

Operations, after changes in working capital, generated cash flow of $6,076 in the nine months of 2002 compared to $8,963 in the first nine months of 2001. The decrease in cash from operations in the nine months of 2001 is mainly due to $4,090 earned in hedge liquidation that occurred in the first quarter 2001 which was not duplicated in 2002.

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts

Forward Sales and Other Commitments

At September 30, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts.

Gold Hedge Position after giving effect to closed hedges

	2002	2003	2004
Gold ounces			
Spot deferred contracts			
Amount hedged	10,972	-	-
Average price ($/oz.)	$ 302	$ -	$ -

The positions held by Eldorado are in the form of spot deferred contracts including 10,972 ounces to be delivered at a rate of 5,000 ounces per month, at a price of $306.30. The mark to market value of the Company's hedge position at September 30, 2002 was negative $200 at a spot price of $322.00 per ounce using a contango rate of 1.65%.

Forecast

The Company is forecasting gold production for 2002 of 105,000 ounces at a cash cost of $185 per ounce.

eldoradogold

October 24, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange
Industry Canada - CBCA

Dear Sirs:

Re: Eldorado Gold Corporation
2002 Third Quarter Unaudited Financial Statements

We confirm that the Third Quarter Unaudited Financial Statements for the six months ended September 30, 2002 were sent by pre-paid mail on October 24, 2002 to the registered shareholders who appear on the Supplemental Mail List of Eldorado Gold Corporation.

Yours truly,

ELDORADO GOLD CORPORATION

"Earl W. Price"

Earl W. Price
Vice President, Finance

cc: June Glover, Computershare Trust Company of Canada (w/enclosures)

920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Tel: (604)687-4018 Fax: (604)687-4026

eldoradogold

September 30, 2002

Report to Shareholders

Suite 920, Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
V6E 2E9

Phone: (604) 687-4018
Fax: (604) 687-4026
E-Mail: info@eldoradogold.com
www.eldoradogold.com

Eldorado Gold Corporation
Consolidated Balance Sheets
Expressed in thousands of U.S. dollars

	September 2002 (unaudited)	September 2001 (unaudited)	December 31 2001 (audited)
ASSETS			
Current Assets			
Cash	$ 9,078	$ 3,826	$ 4,752
Restricted cash	1,011	400	475
Accounts receivable	3,317	3,483	3,747
Inventories	5,619	5,019	5,069
	19,025	12,728	14,043
Mine property, plant and equipment	63,183	67,667	66,495
Mineral properties and deferred development	32,184	30,425	30,673
Investments and advances	122	241	122
Other assets and deferred charges	878	1,998	1,961
	$ 115,392	$ 113,059	$ 113,294
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	$ 7,442	$ 8,117	$ 11,769
Current portion of long term debt	2,200	6,316	6,243
	9,642	14,433	18,012
Provision for reclamation costs	3,467	3,467	3,467
Deferred gain	2,743	6,200	5,621
Future income taxes	188	172	178
Convertible debentures	6,758	8,438	8,482
Long term debt	-	10,602	9,103
	22,798	43,312	44,863
SHAREHOLDERS' EQUITY			
Share capital (Note 4)	336,633	316,401	316,406
Equity portion of convertible debentures	1,094	1,400	1,400
Deficit	(245,133)	(248,054)	(249,375)
	92,594	69,747	68,431
	$ 115,392	$ 113,059	$ 113,294

Approved by the Board

"Paul N. Wright"

Director

Approved by the Board

"Hugh C. Morris"

Director

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

Expressed in thousands of U.S. dollars except per share amounts

	Three months Ended September 30 2002 (unaudited)	Three months Ended September 30 2001 (unaudited)	Nine months ended September 30 2002 (unaudited)	Nine months ended September 30 2001 (unaudited)
Revenue				
Gold sales	$ 9,666	$ 7,994	$ 24,881	$ 26,138
Interest and other income	2,198	54	5,334	643
	11,864	8,048	30,215	26,781
Expenses				
Operating costs	5,385	5,306	13,851	18,185
Depletion, depreciation and amortization	2,432	2,262	7,315	6,726
General and administrative	827	851	2,230	2,336
Exploration expense	174	64	901	429
Interest and financing costs	237	538	947	2,189
Gain on conversion of convertible debenture	-	-	(463)	-
Foreign exchange loss	150	(62)	237	58
	9,205	8,959	25,018	29,923
Profit (loss) before the undernoted items	2,659	(911)	5,197	(3,142)
Writedown of mine property, plant and equipment	(363)	-	(363)	-
Gain (loss) on disposals of mine property, plant and equipment	4	(29)	(192)	60
Profit (loss) before income taxes	2,300	(940)	4,642	(3,082)
Taxes				
Current	(341)	(98)	(400)	(17)
Future	-	-	-	(203)
Net income (loss) for the period	$ 1,959	$ (1,038)	$ 4,242	$ (3,302)
Deficit at the beginning of the period	(247,092)	(247,016)	(249,375)	(244,752)
Deficit at end of the period	$ (245,133)	$ (248,054)	$ (245,133)	$ (248,054)
Weighted average number of shares outstanding	172,294,114	102,285,772	137,403,755	98,877,280
Basic - Income (loss) per share - U.S.$	$ 0.01	$ (0.01)	$ 0.03	$ (0.03)
Basic - Income (loss) per share - CDN.$	$ 0.02	$ (0.02)	$ 0.04	$ (0.05)
Diluted - Income (loss) per share - U.S.$	$ 0.01	$ (0.01)	$ 0.02	$ (0.03)

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
Expressed in thousands of U.S. dollars

	Three months Ended September 30 2002 (unaudited)	Three months Ended September 30 2001 (unaudited)	Nine months ended September 30 2002 (unaudited)	Nine months ended September 30 2001 (unaudited)
Cash flows from operating activities				
Net Income (loss) for the period	$ 1,959	$ (1,038)	$ 4,242	$ (3,302)
Items not affecting cash				
Depletion, depreciation and amortization	2,432	2,262	7,315	6,726
Writedown of property, plant and equipment	363	-	363	-
Future income taxes	-	-	-	203
Gain (loss) on disposals of mine property, plant and equipment	(4)	29	192	(60)
Interest and financing costs	39	45	139	135
Gain on conversion of convertible debenture	-	-	(463)	-
Amortization of hedging gain	(927)	(555)	(2,764)	(2,212)
Amortization of financing fees	9	-	59	193
Foreign exchange loss	1,450	429	1,940	515
	5,321	1,172	11,023	2,198
Decrease (increase) in accounts receivable	1,049	275	430	1,461
Decrease (increase) in inventories	283	(372)	(550)	(350)
Increase (decrease) in accounts payable and accrued liabilities	(2,236)	1,315	(4,827)	1,564
Liquidation of hedges	-	2,090	-	4,090
	4,417	4,480	6,076	8,963
Cash flow from investing activities				
Mine property, plant and equipment	(1,095)	(815)	(4,059)	(3,580)
Proceeds from disposals of mine property, plant and equipment	-	-	50	215
Mineral properties and deferred development	(756)	(298)	(1,511)	(983)
Investments and advances	-	21	-	36
Restricted cash	(3)	(400)	(536)	6,653
	(1,854)	(1,492)	(6,056)	2,341
Cash flow from financing activities				
Repayment of long/short term debt	(850)	(944)	(12,204)	(9,089)
Issue of common shares:				
Voting - for cash	555	28	18,553	34
Other assets and deferred charges	-	(86)	(114)	(171)
	(295)	(1,002)	6,235	(9,226)
Foreign exchange (loss) gain on cash held in foreign currency	(1,456)	(450)	(1,929)	(552)
Net Increase (decrease) in cash and cash equivalents	812	1,536	4,326	1,526
Cash and cash equivalents at beginning of the period	8,266	2,290	4,752	2,300
Cash and cash equivalents at end of the period	$ 9,078	$ 3,826	$ 9,078	$ 3,826
Supplemental cash flow information - (Note 6)				
Interest paid	$ 69	$ 162	$ 624	$ 1,260
Income tax paid	$ 245	$ 62	$ 304	$ 188

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3RD Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

1. Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and exploration activities are carried on in Brazil and Turkey.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2. Significant Accounting Policies

Basis of presentation

These interim financial statements do not include all of the financial notes required in annual audited statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

Earnings (loss) per share

Earnings (loss) per share amounts are calculated using the weighted average number of shares outstanding during the nine months ended of 137,403,755 (Nine months 2001 – 98,877,280).

3. Hedging Commitments

Gold hedging

At September 30, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts

	2002
Forward gold sales contracts (ounces)	10,972
Average price ($/oz.)	306

The positions held by Eldorado are in the form of spot deferred contracts of 10,972 ounces to be delivered at a rate of 5,000 ounces per month, at a price of $306.30

The mark to market value of the Company's hedge position at September 30, 2002 was negative $200 at a spot price of $322.00 per ounce using a contango rate of 1.65%.

4. Share Capital

Effective January 1, 2002, the Company adopted the new standard for accounting for Stock based Compensation.

As at September 30, 2002, the Company has a share option plan as described below. No compensation expense is recognized in the consolidated statements of operations and deficit for this plan when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Stock option plan

The Company established a share purchase option plan ('the Plan") in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the options is granted. Vesting and terms are at the discretion of the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3RD Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

4. Share Capital (continued)

A summary of the Company's options at September 30,2002 and the changes for the period ending on that date is presented below:

	Nine month ended September 30, 2002	
	Shares	Weighted average exercise price
Outstanding at the beginning of the period	4,479,500	0.51
Granted	1,742,500	0.74
Exercised	(905,000)	1.15
Expired/Cancelled	(584,500)	0.81
Outstanding at the end of the period	4,732,500	0.56
Options exercisable at period end	4,672,500	0.55

The following table summarizes information about options granted during the period ended September 30, 2002.

Shares	Weighted average exercise price	Weighted average fair value
1,432,500	0.71	0.34
145,000	0.70	0.34
90,000	1.32	0.36
90,000	1.32	0.72

The following table summarizes information about share options outstanding as at September 30, 2002.

Stock Options

Range Of Exercise Price ($)	Number Outstanding At September 30, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)
0.80 to 9.40	242,500	0.20	1.34
0.40 to 1.00	500,000	0.25	0.46
0.50 to 0.65	821,500	1.21	0.54
0.70 to 0.80	110,000	2.74	0.71
0.24 to 0.51	1,521,000	3.88	0.29
0.70 to 1.32	1,537,500	4.30	0.76
0.24 to 9.40	4,732,500	2.94	0.56

Warrants

Conversion Price ($)	Number Outstanding At September 30, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted Average Conversion Price ($)
0.80	6,220,459	0.39	0.80

3RD Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

4. Share Capital (continued

Had the company determined compensation costs on this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock–based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

			U.S.$		CDN.$
Net income (loss) for the period	As reported	$	4,242	$	6,662
	Pro Forma	$	3,870	$	6,078
Basic and diluted earnings per share	As reported	$	0.03	$	0.05
	Pro Forma	$	0.03	$	0.05

The pro forma amounts presented above, do not include the effect of share options granted before January 1, 2002.

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate	ranging from 4.18% to 4.3%
b) expected life	5 years
c) expected volatility	50%
d) expected dividends	nil

5. Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2002 and 2001 Eldorado had one producing mine, São Bento, with mining and exploration assets located in South America and Turkey.

	Three months ended September 30 2002 (unaudited)	Three months ended September 30 2001 (Restated) (unaudited)	Nine months ended September 30 2002 (unaudited)	Nine months ended September 30 2001 (Restated) (unaudited)
Gold sales				
São Bento Mine	$ 9,666	$ 7,994	$ 24,881	$ 26,138
	9,666	**7,994**	**24,881**	**26,138**
Operating costs				
São Bento Mine	5,385	5,306	13,851	18,185
	5,385	**5,306**	**13,851**	**18,185**
Depletion, depreciation and amortization				
São Bento Mine	2,262	2,104	6,786	6,311
	2,262	**2,104**	**6,786**	**6,311**
Corporate expenses, net of interest and other income	814	(1,431)	1,854	(4,355)
Exploration expense	(174)	(64)	(901)	(429)
Writedown of property, plant and equipment	(363)	-	(363)	-
Gain (loss) disposals mine property, and equipment	4	(29)	(192)	60
Profit (loss) before income taxes	**2,300**	**(940)**	**4,642**	**(3,082)**
Taxes				
Current	(341)	(98)	(400)	(17)
Future	-	-	-	(203)
Net income (loss) for the period	**$ 1,959**	**$ (1,038)**	**$ 4,242**	**$ (3,302)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3RD Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

5. **Segmented Information (continued)**

	Three months ended September 30 2002 (unaudited)	Three months ended September 30 2001 (Restated) (unaudited)	Nine months ended September 30 2002 (unaudited)	Nine months ended September 30 2001 (Restated) (unaudited)
Revenues by geographic area				
North America	$ 26	$ 16	$ 137	$ 190
South America	11,838	8,030	30,078	26,588
Turkey	-	2	-	3
Australia	-	-	-	-
	$ 11,864	$ 8,048	$ 30,215	$ 26,781
Net income (loss) by geographic area				
North America	$ (1,224)	$ (1,328)	$ (2,641)	$ (4,413)
South America	3,285	364	7,272	1,374
Turkey	(108)	(21)	(368)	(223)
Australia	6	(53)	(21)	(40)
	$ 1,959	$ (1,038)	$ 4,242	$ (3,302)

	Nine months ended September 30 2002 (unaudited)	Nine months ended September 30 2001 (Restated) (unaudited)	December 31 2001 (Restated) (audited)
Segment assets			
São Bento Mine	$ 76,248	$ 78,135	$ 78,855
Total assets for reportable segments	76,248	78,135	78,855
Mineral properties and deferred development	32,184	30,425	30,673
Other	6,960	4,499	3,766
	$ 115,392	$ 113,059	$ 113,294
Assets by geographic area			
North America	$ 6,126	$ 3,974	$ 3,324
South America	76,359	78,321	79,011
Turkey	32,902	30,762	30,959
Australia	5	2	-
	$ 115,392	$ 113,059	$ 113,294

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3RD Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

6. Supplementary Cash Flow Information

	Nine months ended September 30, 2002 (unaudited)	Nine months ended September 30, 2001 Restated (unaudited)
Financing activities		
Long term debt backend fees accrual	$ (135)	$ (493)
Increase in long term debt	135	493
Interest accrual on convertible debentures	139	135
Convertible debentures	1,724	(135)
Gain on conversion of convertible debenture	(463)	-
Shares issued for convertible debenture	(1,706)	-
Equity portion of convertible debenture	306	-
	$ -	$ -

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts

Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Eldorado Gold Corporation (the "Company" or "Eldorado") should be read in conjunction with the unaudited consolidated financial statements and the notes. The Company prepares and files its interim consolidated financial statements and MD&A in United States dollars ("US$") and in accordance with Canadian generally accepted accounting principles ('GAAP").

Third Quarter 2002 Financial Performance

Eldorado's unaudited net income for the third quarter of 2002 was a profit of $1,959 or $0.01 per share compared to a loss of $1,038 or ($0.01) per share in the third quarter of 2001. Revenues were higher in the third quarter of 2002 as gold production of 28,469 ounces exceeded gold production of 25,101 ounces in the third quarter of 2001. Realized gold price of $307 in third quarter of 2002 exceeded the previously comparable quarter of 2001 of $296. Other income for the quarter was higher than the third quarter of 2001 as $2,065 of autoclave repair insurance contingency was released from the balance sheet as the repair project was completed under budget and the balance of $133 was interest and other income from other source.

The Company's unaudited net income for the first nine months of 2002 was a profit of $4,242 or $0.03 per share compared to a loss of $3,302 or ($0.03) per share in the first nine months of 2001. The Company ended the third quarter 2002 with unrestricted cash of $9,078 compared to $4,752 as at December 31, 2001. Total debt was reduced from $15,346 as at December 31, 2001 to $2,200 excluding fees of $1,059 in the nine month period ended September 30, 2002 which has been included in the current liabilities. Cash flow from operations after working capital changes for the nine months ending September 30, 2002 was $6,076 compared with cash generation of $8,963 for the nine months ending September 30, 2001.

Thousands of U.S. dollars except share amounts

	3rd Quarter 2002	3rd Quarter 2001	Nine months 2002	Nine months 2001
Gold Revenue	$ 9,666	$ 7,994	$ 24,881	$ 26,138
Net Income (loss)	$ 1,959	$ (1,038)	$ 4,242	$ (3,302)
Net Income per share (loss)	$ 0.01	$ (0.01)	$ 0.03	$ (0.03)
Cash Flow from operations	$ 4,417	$ 4,480	$ 6,076	$ 8,963

Decreased revenues in the nine months of 2002 compared with the same period in 2001 occurred as a result of reduced production due to the December 10, 2001 shutdown of the #2 autoclave at Sao Bento for major repairs. Repairs were completed and the autoclave was restarted on March 23, 2002 and is operating at full capacity. The average realized price of gold per ounce in the nine month period of 2002 was $302 per ounce compared to $299 in the same nine month period of 2001.

Other income of $5,334 an increase of $4,691 over the first nine months of 2001, a result of recording $1,118 of cash received from the autoclave business interruption insurance claim and $3,965 in autoclave repair insurance claim during the nine months ended September 30, 2002 and the balance of $251 from interest and other income.

Production São Bento Mine

	2002 3rd Quarter	2001 3rd Quarter	2002 Nine Months	2001 Nine Months
Gold Production				
Ounces	28,469	25,101	73,134	79,841
Cash Operating Cost ($/oz)	185	206	184	222
Total Cash Cost ($/oz)	189	211	189	228
Total Production Cost ($/oz)	259	300	285	311
Realized Price	307	296	302	299
São Bento Mine, Brazil				
Ounces	28,469	25,101	73,134	79,841
Ore tonnes	100,185	101,750	286,046	323,109
Grade (grams/tonne)	8.87	9.16	9.30	9.26
Cash Operating Cost ($/oz)	185	206	184	222
Total Cash Cost ($/oz)	189	211	189	228
Total Production Cost ($/oz)	259	300	285	311

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts

Gold production in the third quarter of 2002 for the São Bento mine was 28,469 ounces (Y-T-D 73,134 ounces). This compares to third quarter 2001 gold production at São Bento of 25,101 ounces (79,841 ounces for the first nine months of 2001). The mine has returned to its normal levels of production after the completion of the repair at the #2 autoclave and elimination of power restrictions in the first quarter of 2002.

In the third quarter of 2002 the São Bento mine produced 100,185 tonnes of ore at a grade of 8.87 grams per tonne (Y-T-D 286,046 tonnes at 9.30 g/t). This compares to 101,750 tonnes of production in the third quarter of 2001 at a grade of 9.16 grams per tonne (323,109 tonnes at 9.26 g/t for the first nine months of 2001). At the end of the third quarter of 2002 the mine had approximately 27,000 tonnes of ore in above ground inventory. The additional ore inventory is reflected as an increase in inventory on the balance sheet in the amount of $1,239.

Third quarter 2002 total cash costs at São Bento were $189 per ounce compared to $211 per ounce in 2001 (Y-T-D $189 per ounce vs. $228 per ounce in the first nine months of 2001). The total cash costs for the third quarter of 2002 include $13 per ounce increase in costs a result of decrease in ore inventory at the mine site. The decrease in ore inventory in the third quarter is the result of operating the processing plant at full capacity. The majority of the remaining ore stockpile will be processed over the remainder of 2002 to assure maximum production from the autoclaves.

Consolidated Gold Production Cost per Ounce

	3rd Quarter 2002	3rd Quarter 2001	9 Months 2002	9 Months 2001
Direct mining expenses	$ 168	$ 177	$ 197	$ 189
Currency hedging	-	36	-	32
Inventory change	13	(15)	(4)	(5)
Third party smelting, refining and transportation	3	5	3	5
Vancouver Costs	1	3	2	1
By-product credits	-	-	-	-
Business Interruption credit	-	-	(14)	-
Cash operating cost per ounce	$ 185	$ 206	$ 184	$ 222
Royalties and Production taxes	4	5	5	6
Total cash costs per ounce	$ 189	$ 211	$ 189	$ 228
Depreciation/Depletion	79	84	93	78
Exchange (Gain)/ Loss	(9)	5	3	5
Reclamation and mine closure	-	-	-	-
Total production costs per ounce	$ 259	$ 300	$ 285	$ 311

Financial Condition and Liquidity

Cash from operations

Operations, after changes in working capital, generated cash flow of $6,076 in the nine months of 2002 compared to $8,963 in the first nine months of 2001. The decrease in cash from operations in the nine months of 2001 is mainly due to $4,090 earned in hedge liquidation that occurred in the first quarter 2001 which was not duplicated in 2002.

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts

Forward Sales and Other Commitments

At September 30, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts.

Gold Hedge Position after giving effect to closed hedges

	2002	2003	2004
Gold ounces			
Spot deferred contracts			
Amount hedged	10,972	-	-
Average price ($/oz.)	$ 302	$ -	$ -

The positions held by Eldorado are in the form of spot deferred contracts including 10,972 ounces to be delivered at a rate of 5,000 ounces per month, at a price of $306.30. The mark to market value of the Company's hedge position at September 30, 2002 was negative $200 at a spot price of $322.00 per ounce using a contango rate of 1.65%.

Forecast

The Company is forecasting gold production for 2002 of 105,000 ounces at a cash cost of $185 per ounce.

B.C. Form 53-903.F

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the Securities Act (British Columbia) (Form 53-901.F)
Section 118(1) of the Securities Act (Alberta) (Form 27)
Section 84(1) Securities Act (Saskatchewan) (Form 25)
The Securities Act (Manitoba)
Section 75(2) of the Securities Act (Ontario) (Form 27)
Section 73 of the Securities Act (Quebec)
Section 76(2) Securities Act (Newfoundland) (Form 26)
Section 81(2) of the Securities Act (Nova Scotia) (Form 27)
Securities Frauds Prevention Act (New Brunswick)
Securities Act (Prince Edward Island)

Reporting Issuer:

Item 1. The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. Date of Material Change

October 24, 2002

Item 3. Press Release

A Press Release was disseminated by the Company on October 24, 2002, News Release No. 02-16, to The Toronto Stock Exchange and through approved public media.

Item 4. Summary of Material Change

The Company announced its Unaudited 3rd Quarter 2002 financial results.

Item 5. Full Description of Material Change

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSX: "ELD"), is pleased to announce the Company's Unaudited

Third Quarter 2002 Financial Results.

Highlights

- Profitability continues: 3Q Net Income $2.0 M (Nine months Net Income $4.2 M)
- Kisladag feasibility awarded to Hatch is scheduled for March 2003 completion
- Hedging reduced to 10,972 ounces, remainder to be liquidated by year end

Financial Results

The Company today reported its Third Quarter 2002 Unaudited Financial Results, with net earnings for the quarter amounting to a profit of $2.0 M ($0.01 per share) and nine months of $4.2 M ($0.03 per share) compared to a loss of $1.0 M ($0.01 per share) and a nine month loss of $3.3 M ($0.03 per share) in 2001. Third quarter 2002 gold revenues were $9.7 M with nine month gold revenues of $24.9 M compared to $8.0 M and nine months of $26.1 M in 2001. Cash flow for the third quarter from operating activities was $4.4 M with nine months of $6.1 M compared to $4.5 M and nine months of $9.0 M in 2001. The Company realized a gold price of $307/oz. in the third quarter compared to $296/oz. in the third quarter of 2001 resulting in a contribution margin (the difference between gold revenues and total cash costs) of $118/oz. or $3.4 M. This compares to a contribution margin of $85 /oz. or $2.1 M in the third quarter of 2001.

Financial Position

The Company further strengthened the balance sheet in the third quarter. Principal payments of $0.6 M in the quarter reduced the Company's outstanding bank debt to $2.2 M. The Company is currently delivering into the remaining hedge book which at the end of the quarter was 10,972 ounces. The gold hedge position will be liquidated in the fourth quarter.


Bank Debt/Cash
Bank Debt
Cash
30,000
25,000
20,000
15,000
10,000
5,000
0
(US$ 000)
4thQ 2000
4thQ 2001
1stQ 2002
2ndQ 2002
3rdQ 2002
3rdQ 2002

São Bento

Gold production in the third quarter increased to 28,469 ounces compared with 27,702 ounces in the 2nd quarter 2002. This level of production reflects the mine returning to its normal level of production. Total cash costs for the quarter and year to date are at $189/oz. The Company forecasts production and cash costs for the year of approximately 105,000 ounces and $185/oz. respectively.


São Bento Total Cash Cost
$/oz.
250
200
150
100
50
0
2000
2001
1stQ 2002
2ndQ 2002
3rdQ 2002
2002
Forecast
Total Cash Costs

Drilling at São Bento continues from an underground platform on the 23rd Level designed to both upgrade and extend the mine's resource base. At the Brumal project, located 5 kilometers from the São Bento operation, drilling continues and an update will be provided toward the end of the fourth quarter.

Kisladag

A total of 4,600 meters of infill reverse circulation drilling was completed on the property during the quarter. The results will be used to update the resource and reserve statement for the Kisladag Feasibility Study. Metallurgical test work to provide process design parameters for the Feasibility Study is ongoing and the Environmental Impact Assessment Study is also in progress. Project development continues to be on schedule with the Feasibility Study awarded to Hatch Associates Ltd. The Feasibility Study is expected to be completed in the first quarter of 2003.

Corporate Developments

The Company is in the process of submitting a 40F Registration to the United States Securities and Exchange Commission. Subsequent to the filing we plan to begin the process of application for a listing on the American Stock Exchange.

The Company announces the appointment of Nancy E. Woo, Manager, Investor Relations. Nancy is an investor relations professional who brings to our team working knowledge of North American public markets and experience working with an exploration company listed on the Toronto Stock Exchange. Nancy is a graduate of the University of British Columbia and The American University, Washington, DC and currently serves on the Board of the Canadian Investor Relations Institute ("CIRI") and on the CIRI BC Chapter Board.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated May 10, 2002 and AIF dated May 17, 2002.

The Toronto Stock Exchange has neither approved nor disapproved the form or content of this release. This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request

Investor Relations Contact:
Earl Price or Nancy Woo
Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026**

Eldorado Gold Corporation
Suite 920 – 1055 West Hastings Street
Vancouver, British Columbia, Canada V6E 2E9
E-mail: info@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First Quarter 2002	Second Quarter 2002	**Third Quarter 2002**	Third Quarter 2001	**First Nine Months 2002**	First Nine Months 2001
Gold Production						
Ounces	16,963	27,702	**28,469**	25,101	**73,134**	79,841
Cash Operating Cost ($/oz)	166	195	**185**	206	**184**	222
Total Cash Cost ($/oz)[1]	171	201	**189**	211	**189**	228
Total Production Cost ($/oz)[2]	310	296	**259**	300	**285**	311
Realized Price ($/oz)[3]	292	304	**307**	296	**302**	299
São Bento Mine, Brazil						
Ounces	16,963	27,702	**28,469**	25,101	**73,134**	79,841
Tonnes to Mill	89,342	96,519	**100,185**	101,750	**286,046**	323,109
Grade (grams / tonne)	9.85	9.23	**8.87**	9.16	**9.30**	9.26
Cash Operating Cost ($/oz)	166	195	**185**	206	**184**	222
Total Cash Cost ($/oz)[1]	171	201	**189**	211	**189**	228
Total Production Cost ($/oz)[2]	310	296	**259**	300	**285**	311

1 Cash Operating Costs plus royalties and the cost of off-site administration.
2 Total Cash Cost plus depreciation, amortization and reclamation.
3 Excludes amortization of deferred gain.

Eldorado Gold Corporation
Consolidated Balance Sheets
Expressed in thousands of U.S. dollars

	September 2002 (unaudited)	September 2001 (unaudited)	December 31 2001 (audited)
ASSETS			
Current Assets			
Cash	$ 9,078	$ 3,826	$ 4,752
Restricted cash	1,011	400	475
Accounts receivable	3,317	3,483	3,747
Inventories	5,619	5,019	5,069
	19,025	12,728	14,043
Mine property, plant and equipment	63,183	67,667	66,495
Mineral properties and deferred development	32,184	30,425	30,673
Investments and advances	122	241	122
Other assets and deferred charges	878	1,998	1,961
	$ 115,392	$ 113,059	$ 113,294
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	$ 7,442	$ 8,117	$ 11,769
Current portion of long term debt	2,200	6,316	6,243
	9,642	14,433	18,012
Provision for reclamation costs	3,467	3,467	3,467
Deferred gain	2,743	6,200	5,621
Future income taxes	188	172	178
Convertible debentures	6,758	8,438	8,482
Long term debt	-	10,602	9,103
	22,798	43,312	44,863
SHAREHOLDERS' EQUITY			
Share capital (Note 4)	336,633	316,401	316,406
Equity portion of convertible debentures	1,094	1,400	1,400
Deficit	(245,133)	(248,054)	(249,375)
	92,594	69,747	68,431
	$ 115,392	$ 113,059	$ 113,294

Approved by the Board

"Paul N. Wright"

Director

Approved by the Board

"Hugh C. Morris"

Director

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

Expressed in thousands of U.S. dollars except per share amounts

	Three months Ended September 30 2002 (unaudited)	Three months Ended September 30 2001 (unaudited)	Nine months ended September 30 2002 (unaudited)	Nine months ended September 30 2001 (unaudited)
Revenue				
Gold sales	$ 9,666	$ 7,994	$ 24,881	$ 26,138
Interest and other income	2,198	54	5,334	643
	11,864	8,048	30,215	26,781
Expenses				
Operating costs	5,385	5,306	13,851	18,185
Depletion, depreciation and amortization	2,432	2,262	7,315	6,726
General and administrative	827	851	2,230	2,336
Exploration expense	174	64	901	429
Interest and financing costs	237	538	947	2,189
Gain on conversion of convertible debenture	-	-	(463)	-
Foreign exchange loss	150	(62)	237	58
	9,205	8,959	25,018	29,923
Profit (loss) before the undernoted items	2,659	(911)	5,197	(3,142)
Writedown of mine property, plant and equipment	(363)	-	(363)	-
Gain (loss) on disposals of mine property, plant and equipment	4	(29)	(192)	60
Profit (loss) before income taxes	2,300	(940)	4,642	(3,082)
Taxes				
Current	(341)	(98)	(400)	(17)
Future	-	-	-	(203)
Net income (loss) for the period	$ 1,959	$ (1,038)	$ 4,242	$ (3,302)
Deficit at the beginning of the period	(247,092)	(247,016)	(249,375)	(244,752)
Deficit at end of the period	$ (245,133)	$ (248,054)	$ (245,133)	$ (248,054)
Weighted average number of shares outstanding	172,294,114	102,285,772	137,403,755	98,877,280
Basic - Income (loss) per share - U.S.$	$ 0.01	$ (0.01)	$ 0.03	$ (0.03)
Basic - Income (loss) per share - CDN.$	$ 0.02	$ (0.02)	$ 0.04	$ (0.05)
Diluted - Income (loss) per share - U.S.$	$ 0.01	$ (0.01)	$ 0.02	$ (0.03)

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

Expressed in thousands of U.S. dollars

	Three months Ended September 30 2002 (unaudited)	Three months Ended September 30 2001 (unaudited)	Nine months ended September 30 2002 (unaudited)	Nine months ended September 30 2001 (unaudited)
Cash flows from operating activities				
Net Income (loss) for the period	$ 1,959	$ (1,038)	$ 4,242	$ (3,302)
Items not affecting cash				
Depletion, depreciation and amortization	2,432	2,262	7,315	6,726
Writedown of property, plant and equipment	363	-	363	-
Future income taxes	-	-	-	203
Gain (loss) on disposals of mine property, plant and equipment	(4)	29	192	(60)
Interest and financing costs	39	45	139	135
Gain on conversion of convertible debenture	-	-	(463)	-
Amortization of hedging gain	(927)	(555)	(2,764)	(2,212)
Amortization of financing fees	9	-	59	193
Foreign exchange loss	1,450	429	1,940	515
	5,321	1,172	11,023	2,198
Decrease (increase) in accounts receivable	1,049	275	430	1,461
Decrease (increase) in inventories	283	(372)	(550)	(350)
Increase (decrease) in accounts payable and accrued liabilities	(2,236)	1,315	(4,827)	1,564
Liquidation of hedges	-	2,090	-	4,090
	4,417	4,480	6,076	8,963
Cash flow from investing activities				
Mine property, plant and equipment	(1,095)	(815)	(4,059)	(3,580)
Proceeds from disposals of mine property, plant and equipment	-	-	50	215
Mineral properties and deferred development	(756)	(298)	(1,511)	(983)
Investments and advances	-	21	-	36
Restricted cash	(3)	(400)	(536)	6,653
	(1,854)	(1,492)	(6,056)	2,341
Cash flow from financing activities				
Repayment of long/short term debt	(850)	(944)	(12,204)	(9,089)
Issue of common shares:				
Voting - for cash	555	28	18,553	34
Other assets and deferred charges	-	(86)	(114)	(171)
	(295)	(1,002)	6,235	(9,226)
Foreign exchange (loss) gain on cash held in foreign currency	(1,456)	(450)	(1,929)	(552)
Net Increase (decrease) in cash and cash equivalents	812	1,536	4,326	1,526
Cash and cash equivalents at beginning of the period	8,266	2,290	4,752	2,300
Cash and cash equivalents at end of the period	$ 9,078	$ 3,826	$ 9,078	$ 3,826
Supplemental cash flow information - (Note 6)				
Interest paid	$ 69	$ 162	$ 624	$ 1,260
Income tax paid	$ 245	$ 62	$ 304	$ 188

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except for per share and per ounce amounts.

1. Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and exploration activities are carried on in Brazil and Turkey.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2. Significant Accounting Policies

Basis of presentation

These interim financial statements do not include all of the financial notes required in annual audited statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

Earnings (loss) per share

Earnings (loss) per share amounts are calculated using the weighted average number of shares outstanding during the nine months ended of 137,403,755 (Nine months 2001 – 98,877,280).

3. Hedging Commitments

Gold hedging

At September 30, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts

	2002
Forward gold sales contracts (ounces)	10,972
Average price ($/oz.)	306

The positions held by Eldorado are in the form of spot deferred contracts of 10,972 ounces to be delivered at a rate of 5,000 ounces per month, at a price of $306.30

The mark to market value of the Company's hedge position at September 30, 2002 was negative $200 at a spot price of $322.00 per ounce using a contango rate of 1.65%.

4. Share Capital

Effective January 1, 2002, the Company adopted the new standard for accounting for Stock based Compensation.

As at September 30, 2002, the Company has a share option plan as described below. No compensation expense is recognized in the consolidated statements of operations and deficit for this plan when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Stock option plan

The Company established a share purchase option plan ('the Plan") in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the options is granted. Vesting and terms are at the discretion of the Board of Directors.

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except for per share and per ounce amounts.

4. Share Capital (continued)

A summary of the Company's options at September 30,2002 and the changes for the period ending on that date is presented below:

	Nine month ended September 30, 2002	
	Shares	Weighted average exercise price
Outstanding at the beginning of the period	4,479,500	0.51
Granted	1,742,500	0.74
Exercised	(905,000)	1.15
Expired/Cancelled	(584,500)	0.81
Outstanding at the end of the period	4,732,500	0.56
Options exercisable at period end	4,672,500	0.55

The following table summarizes information about options granted during the period ended September 30, 2002.

Shares	Weighted average exercise price	Weighted average fair value
1,432,500	0.71	0.34
145,000	0.70	0.34
90,000	1.32	0.36
90,000	1.32	0.72

The following table summarizes information about share options outstanding as at September 30, 2002.

Stock Options

Range Of Exercise Price ($)	Number Outstanding At September 30, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)
0.80 to 9.40	242,500	0.20	1.34
0.40 to 1.00	500,000	0.25	0.46
0.50 to 0.65	821,500	1.21	0.54
0.70 to 0.80	110,000	2.74	0.71
0.24 to 0.51	1,521,000	3.88	0.29
0.70 to 1.32	1,537,500	4.30	0.76
0.24 to 9.40	4,732,500	2.94	0.56

Warrants

Conversion Price ($)	Number Outstanding At September 30, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted Average Conversion Price ($)
0.80	6,220,459	0.39	0.80

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except for per share and per ounce amounts.

4. Share Capital (continued

Had the company determined compensation costs on this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock–based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

			U.S.$		CDN.$
Net income (loss) for the period	As reported	$	4,242	$	6,662
	Pro Forma	$	3,870	$	6,078
Basic and diluted earnings per share	As reported	$	0.03	$	0.05
	Pro Forma	$	0.03	$	0.05

The pro forma amounts presented above, do not include the effect of share options granted before January 1, 2002.

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate	ranging from 4.18% to 4.3%
b) expected life	5 years
c) expected volatility	50%
d) expected dividends	nil

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except for per share and per ounce amounts.

5. Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2002 and 2001 Eldorado had one producing mine, São Bento, with mining and exploration assets located in South America and Turkey.

	Three months ended September 30 2002 (unaudited)	Three months ended September 30 2001 (Restated) (unaudited)	Nine months ended September 30 2002 (unaudited)	Nine months ended September 30 2001 (Restated) (unaudited)
Gold sales				
São Bento Mine	$ 9,666	$ 7,994	$ 24,881	$ 26,138
	9,666	**7,994**	**24,881**	**26,138**
Operating costs				
São Bento Mine	5,385	5,306	13,851	18,185
	5,385	**5,306**	**13,851**	**18,185**
Depletion, depreciation and amortization				
São Bento Mine	2,262	2,104	6,786	6,311
	2,262	**2,104**	**6,786**	**6,311**
Corporate expenses, net of interest and other income	814	(1,431)	1,854	(4,355)
Exploration expense	(174)	(64)	(901)	(429)
Writedown of property, plant and equipment	(363)	-	(363)	-
Gain (loss) disposals mine property, and equipment	4	(29)	(192)	60
Profit (loss) before income taxes	**2,300**	**(940)**	**4,642**	**(3,082)**
Taxes				
Current	(341)	(98)	(400)	(17)
Future	-	-	-	(203)
Net income (loss) for the period	**$ 1,959**	**$ (1,038)**	**$ 4,242**	**$ (3,302)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except for per share and per ounce amounts.

5. **Segmented Information (continued)**

	Three months ended September 30 2002 (unaudited)	Three months ended September 30 2001 (Restated) (unaudited)	Nine months ended September 30 2002 (unaudited)	Nine months ended September 30 2001 (Restated) (unaudited)
Revenues by geographic area				
North America	$ 26	$ 16	$ 137	$ 190
South America	11,838	8,030	30,078	26,588
Turkey	-	2	-	3
Australia	-	-	-	-
	$ 11,864	$ 8,048	$ 30,215	$ 26,781
Net income (loss) by geographic area				
North America	$ (1,224)	$ (1,328)	$ (2,641)	$ (4,413)
South America	3,285	364	7,272	1,374
Turkey	(108)	(21)	(368)	(223)
Australia	6	(53)	(21)	(40)
	$ 1,959	$ (1,038)	$ 4,242	$ (3,302)

	Nine months ended September 30 2002 (unaudited)	Nine months ended September 30 2001 (Restated) (unaudited)	December 31 2001 (Restated) (audited)
Segment assets			
São Bento Mine	$ 76,248	$ 78,135	$ 78,855
Total assets for reportable segments	76,248	78,135	78,855
Mineral properties and deferred development	32,184	30,425	30,673
Other	6,960	4,499	3,766
	$ 115,392	$ 113,059	$ 113,294
Assets by geographic area			
North America	$ 6,126	$ 3,974	$ 3,324
South America	76,359	78,321	79,011
Turkey	32,902	30,762	30,959
Australia	5	2	-
	$ 115,392	$ 113,059	$ 113,294

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2002 and 2001 (in thousands of U.S. dollars except for per share and per ounce amounts.

6. Supplementary Cash Flow Information

	Nine months ended September 30, 2002 (unaudited)	Nine months ended September 30, 2001 Restated (unaudited)
Financing activities		
Long term debt backend fees accrual	$ (135)	$ (493)
Increase in long term debt	135	493
Interest accrual on convertible debentures	139	135
Convertible debentures	1,724	(135)
Gain on conversion of convertible debenture	(463)	-
Shares issued for convertible debenture	(1,706)	-
Equity portion of convertible debenture	306	-
	$ -	$ -

Management Discussion and Analysis
2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Eldorado Gold Corporation (the "Company" or "Eldorado") should be read in conjunction with the unaudited consolidated financial statements and the notes. The Company prepares and files its interim consolidated financial statements and MD&A in United States dollars ("US$") and in accordance with Canadian generally accepted accounting principles ('GAAP").

Third Quarter 2002 Financial Performance

Eldorado's unaudited net income for the third quarter of 2002 was a profit of $1,959 or $0.01 per share compared to a loss of $1,038 or ($0.01) per share in the third quarter of 2001. Revenues were higher in the third quarter of 2002 as gold production of 28,469 ounces exceeded gold production of 25,101 ounces in the third quarter of 2001. Realized gold price of $307 in third quarter of 2002 exceeded the previously comparable quarter of 2001 of $296. Other income for the quarter was higher than the third quarter of 2001 as $2,065 of autoclave repair insurance contingency was released from the balance sheet as the repair project was completed under budget and the balance of $133 was interest and other income from other source.

The Company's unaudited net income for the first nine months of 2002 was a profit of $4,242 or $0.03 per share compared to a loss of $3,302 or ($0.03) per share in the first nine months of 2001. The Company ended the third quarter 2002 with unrestricted cash of $9,078 compared to $4,752 as at December 31, 2001. Total debt was reduced from $15,346 as at December 31, 2001 to $2,200 excluding fees of $1,059 in the nine month period ended September 30, 2002 which has been included in the current liabilities. Cash flow from operations after working capital changes for the nine months ending September 30, 2002 was $6,076 compared with cash generation of $8,963 for the nine months ending September 30, 2001.

Thousands of U.S. dollars except share amounts

	3rd Quarter 2002	3rd Quarter 2001	Nine months 2002	Nine months 2001
Gold Revenue	$ 9,666	$ 7,994	$ 24,881	$ 26,138
Net Income (loss)	$ 1,959	$ (1,038)	$ 4,242	$ (3,302)
Net Income per share (loss)	$ 0.01	$ (0.01)	$ 0.03	$ (0.03)
Cash Flow from operations	$ 4,417	$ 4,480	$ 6,076	$ 8,963

Decreased revenues in the nine months of 2002 compared with the same period in 2001 occurred as a result of reduced production due to the December 10, 2001 shutdown of the #2 autoclave at Sao Bento for major repairs. Repairs were completed and the autoclave was restarted on March 23, 2002 and is operating at full capacity. The average realized price of gold per ounce in the nine month period of 2002 was $302 per ounce compared to $299 in the same nine month period of 2001.

Other income of $5,334 an increase of $4,691 over the first nine months of 2001, a result of recording $1,118 of cash received from the autoclave business interruption insurance claim and $3,965 in autoclave repair insurance claim during the nine months ended September 30, 2002 and the balance of $251 from interest and other income.

Production São Bento Mine

	2002 3rd Quarter	2001 3rd Quarter	2002 Nine Months	2001 Nine Months
Gold Production				
Ounces	28,469	25,101	73,134	79,841
Cash Operating Cost ($/oz)	185	206	184	222
Total Cash Cost ($/oz)	189	211	189	228
Total Production Cost ($/oz)	259	300	285	311
Realized Price	307	296	302	299
São Bento Mine, Brazil				
Ounces	28,469	25,101	73,134	79,841
Ore tonnes	100,185	101,750	286,046	323,109
Grade (grams/tonne)	8.87	9.16	9.30	9.26
Cash Operating Cost ($/oz)	185	206	184	222
Total Cash Cost ($/oz)	189	211	189	228
Total Production Cost ($/oz)	259	300	285	311

Management Discussion and Analysis
2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Gold production in the third quarter of 2002 for the São Bento mine was 28,469 ounces (Y-T-D 73,134 ounces). This compares to third quarter 2001 gold production at São Bento of 25,101 ounces (79,841 ounces for the first nine months of 2001). The mine has returned to its normal levels of production after the completion of the repair at the #2 autoclave and elimination of power restrictions in the first quarter of 2002.

In the third quarter of 2002 the São Bento mine produced 100,185 tonnes of ore at a grade of 8.87 grams per tonne (Y-T-D 286,046 tonnes at 9.30 g/t). This compares to 101,750 tonnes of production in the third quarter of 2001 at a grade of 9.16 grams per tonne (323,109 tonnes at 9.26 g/t for the first nine months of 2001). At the end of the third quarter of 2002 the mine had approximately 27,000 tonnes of ore in above ground inventory. The additional ore inventory is reflected as an increase in inventory on the balance sheet in the amount of $1,239.

Third quarter 2002 total cash costs at São Bento were $189 per ounce compared to $211 per ounce in 2001 (Y-T-D $189 per ounce vs. $228 per ounce in the first nine months of 2001). The total cash costs for the third quarter of 2002 include $13 per ounce increase in costs a result of decrease in ore inventory at the mine site. The decrease in ore inventory in the third quarter is the result of operating the processing plant at full capacity. The majority of the remaining ore stockpile will be processed over the remainder of 2002 to assure maximum production from the autoclaves.

Consolidated Gold Production Cost per Ounce

	3rd Quarter 2002	3rd Quarter 2001	9 Months 2002	9 Months 2001
Direct mining expenses	$ 168	$ 177	$ 197	$ 189
Currency hedging	-	36	-	32
Inventory change	13	(15)	(4)	(5)
Third party smelting, refining and transportation	3	5	3	5
Vancouver Costs	1	3	2	1
By-product credits	-	-	-	-
Business Interruption credit	-	-	(14)	-
Cash operating cost per ounce	$ 185	$ 206	$ 184	$ 222
Royalties and Production taxes	4	5	5	6
Total cash costs per ounce	$ 189	$ 211	$ 189	$ 228
Depreciation/Depletion	79	84	93	78
Exchange (Gain)/ Loss	(9)	5	3	5
Reclamation and mine closure	-	-	-	-
Total production costs per ounce	$ 259	$ 300	$ 285	$ 311

Financial Condition and Liquidity

Cash from operations

Operations, after changes in working capital, generated cash flow of $6,076 in the nine months of 2002 compared to $8,963 in the first nine months of 2001. The decrease in cash from operations in the nine months of 2001 is mainly due to $4,090 earned in hedge liquidation that occurred in the first quarter 2001 which was not duplicated in 2002.

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Forward Sales and Other Commitments

At September 30, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts.

Gold Hedge Position after giving effect to closed hedges

	2002	2003	2004
Gold ounces			
Spot deferred contracts			
Amount hedged	10,972	-	-
Average price ($/oz.)	$ 302	$ -	$ -

The positions held by Eldorado are in the form of spot deferred contracts including 10,972 ounces to be delivered at a rate of 5,000 ounces per month, at a price of $306.30. The mark to market value of the Company's hedge position at September 30, 2002 was negative $200 at a spot price of $322.00 per ounce using a contango rate of 1.65%.

Forecast

The Company is forecasting gold production for 2002 of 105,000 ounces at a cash cost of $185 per ounce.

Item 6. Confidential Reports

This item is not being filed on a confidential basis.

Item 7. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 8. **Omitted Information:**

Not applicable.

Item 9. **Senior Officers:**
Earl W. Price
Vice President, Finance
Telephone: (604) 687-4018

Item 10. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 24th day of October, 2002.

ELDORADO GOLD CORPORATION

By: ***"Earl W. Price"***

Name: Earl W. Price
Title: Vice President, Finance